NOVA MINERALS
P.O. BOX 8016, CARY, NC 27512-9903

Your vote matters!

Have your ballot ready and please use one of the methods below for **easy voting:**

Your control number

Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

Nova Minerals Limited

Annual Meeting of Shareholders

For Shareholders of record as of October 7, 2024

Thursday, November 14, 2024 10:00 AM, Local Time

YOUR VOTE IS IMPORTANT!
PLEASE VOTE BY: 12:00 PM, New York Time.

Internet:
www.proxypush.com/NVAM
- Cast your vote online
- **Have your Proxy Card ready**
- Follow the simple instructions to record your vote

Phone:
1-844-926-2101
- Use any touch-tone telephone
- **Have your Proxy Card ready**
- Follow the simple recorded instructions

Mail:
- Mark, sign and date your Proxy Card
- Fold and return your Proxy Card in the postage-paid envelope provided

Nova Minerals Limited

Instructions to the Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 PM (New York time) on November 7, 2024)

The undersigned holder of one or more American Depositary Receipts ("Receipts") of Nova Minerals Limited (the "Company") ordinary shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to vote or cause to be voted the number of shares represented by such Receipt(s) of the Company, registered in the name of the undersigned on the books of the Depositary as of the close of business October 7, 2024, at the Annual General Meeting of the Company to be held on November 14, 2024, in respect of the resolutions specified on the reverse side.

NOTE:
1. Please direct the Depositary how it is to vote by placing X in the appropriate box opposite the resolution.
2. The Depositary shall vote or cause to be voted the amount of Shares or other Deposited Securities represented by those American Depositary Shares in accordance with the instructions set forth in such request. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the Shares or other Deposited Securities.
(Continued and to be marked, dated and signed, on the other side)

PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE

Nova Minerals Limited Annual Meeting of Shareholders

Please make your marks like this: ☒

PROPOSAL	YOUR VOTE		
	FOR	AGAINST	ABSTAIN
Resolution 1. Non-binding resolution to adopt remuneration report	☐	☐	☐
Resolution 2. Re-election of Rodrigo Pasqua as a Director	☐	☐	☐
Resolution 3. Election of Richard Beazley as a Director	☐	☐	☐
Resolution 4. Approval of 10% placement facility	☐	☐	☐
Resolution 5a. Approval for issue of shares in lieu of cash fees - Richard Beazley	☐	☐	☐
Resolution 5b. Approval for issue of shares in lieu of cash fees - Christopher Gerteisen	☐	☐	☐
Resolution 5c. Approval for issue of shares in lieu of cash fees - Louie Simens	☐	☐	☐
Resolution 5d. Approval for issue of shares in lieu of cash fees - Craig Bentley	☐	☐	☐
Resolution 5f. Approval for issue of shares in lieu of cash fees - Rodrigo Pasqua	☐	☐	☐
Resolution 5f. Approval for issue of shares in lieu of cash fees - Avi Geller	☐	☐	☐
Resolution 6. Adoption of employee incentive scheme	☐	☐	☐
Resolution 7. Ratification of prior issue of shares	☐	☐	☐
Resolution 8. Approval of issue of warrants	☐	☐	☐
Resolution 9. Ratification of prior issue of warrants	☐	☐	☐
Resolution 10. Approval for issue of shares - Redchip Companies, Inc.	☐	☐	☐
Resolution 11. Approval for issue of shares - Whittle Consulting Pty Ltd.	☐	☐	☐
Resolution 12. Approval for issue of note - Nebari Convertible Facility	☐	☐	☐

Authorized Signatures - Must be completed for your instructions to be executed.
Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable) _______________ Date

Signature (if held jointly) _______________ Date